FOR IMMEDIATE RELEASE

Contact:
Kurt Betcher
Vice President & CFO
Information Advantage
612.833.3700
kurt.betcher@infoadvan.com


        INFORMATION ADVANTAGE ADOPTS
        STOCKHOLDER RIGHTS PLAN

EDEN PRAIRIE, Minn. (March 3, 1999) - Information Advantage Inc. (Nasdaq: IACO) today announced that its Board of Directors has adopted a Stockholder Rights Plan. The Plan is designed to enable Information Advantage and its Board of Directors to develop and preserve long term values for stockholders and to protect stockholders in the event an attempt is made to acquire control of Information Advantage through certain coercive or unfair tactics or without an offer of fair value to all stockholders. The Plan is designed to give Information Advantage's Board of Directors sufficient time to study and respond to an unsolicited tender offer or other attempted acquisition. Adoption of the Plan was not made in response to any specific attempt to acquire Information Advantage or its shares, and it is not aware of any current efforts to do so.

The Plan provides for a dividend distribution of a right to purchase one one-hundredth of a Preferred Share to each stockholder of record of Information Advantage's common stock, par value $0.01 per share (the "Common Shares"), on March 15, 1999. Under the Plan, these rights to purchase Preferred Shares will be exercisable if a person or group acquires or announces an intention to acquire 20% or more of the Common Shares. Each right entitles the holder, after the rights become exercisable, to purchase 1/100 of a share of newly designated Series A Junior Participating Preferred Stock at an exercise price of $60.00. The Preferred Shares have been structured so that the value of 1/100 of a share of such preferred stock will approximate the value of one share of common stock. Initially, the rights are neither exercisable nor traded separately from the Common Shares. If a person or a group (an "Acquiring Person") acquires 20% percent or more of the Common Shares, or announces an intention to make a tender or exchange offer for the Common Shares, the consummation of which would result in a person or group becoming an Acquiring Person, the rights will become exercisable and thereafter trade separately from the Common Shares. Any person who was a holder of 10% or more of the Common Shares as of December 31, 1998 will not be deemed to be an Acquiring Person unless such person or group acquires an additional 10% of the Common Shares, resulting in beneficial ownership of 20% or more of the Common Shares then outstanding.

Upon a person becoming an Acquiring Person, the holder of rights (other than the Acquiring Person) will have the right to acquire shares of Information Advantage at a substantially discounted price. Additionally, if a person becomes an Acquiring Person and Information Advantage is acquired in a merger or other business combination, or 50% or more of its assets are sold in a transaction with an Acquiring Person, the holders of rights (other than the Acquiring Person) will have the right to receive shares of common stock of the acquiring corporation at a substantially discounted price.

The Board may redeem outstanding rights at any time prior to a person becoming an Acquiring Person at a price of $0.001 per right. Prior to such time, the terms of the rights may be amended by the Board. The rights will expire at the close of business on March 15, 2009.

About Information Advantage
Information Advantage Inc. is a leading provider of Business Intelligence solutions that are designed to accelerate and improve the decision making of all knowledge workers. MyEureka! is the first Business Intelligence portal. It applies the same visualization, navigation, agent, delivery and search principles popularized by consumer Internet portals, such as Yahoo! and AOL, to secure corporate Business Intelligence information. The company has a comprehensive Business Intelligence suite of products in the marketplace, providing an integrated solution for seven key technologies, including Web portals, an active content server, query, reporting, desktop OLAP, multidimensional OLAP and relational OLAP. For more information, contact Information Advantage at 612.833.3700.

####

MyEureka! is a trademark of Information Advantage, Inc. Other products are trademarks or registered trademarks of their respective holders and should be treated as such.